FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of April 2010

Commission File Number _____0-16174_____

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
(Translation of registrant's name into English)

**5 Basel Street, P.O. Box 3190
Petach Tikva 49131 Israel**

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___   Form 40-F _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____



TEVA PHARMACEUTICAL INDUSTRIES LTD.

Website: **www.tevapharm.com**

Contact:	Elana Holzman	Teva Pharmaceutical Industries Ltd.	972 (3) 926-7554
	Kevin Mannix	Teva North America	(215) 591-8912

For immediate release

For Immediate Release

Teva to Report First Quarter 2010 Financial Results on May 4, 2010

Jerusalem, Israel, April 15, 2010 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) announced today that it will release its first quarter 2010 financial results on Tuesday, May 4, 2010.

Teva will host a conference call and live webcast on the same day, at 9:00 a.m. ET to discuss its first quarter 2010 results and overall business environment. A Question & Answer session will follow this discussion. The earnings release will be available on Teva's web site at www.tevapharm.com prior to the call.

Investors and other interested parties may access a live webcast through Teva's website at www.tevapharm.com. Please log in at least 10 minutes prior to the conference call in order to download the applicable audio software. Following the conclusion of the call, a replay of the webcast will be available within 24 hours on the Company's website. Alternatively, a replay of the call can be accessed until May 11, 2009, at 11:59 p.m. ET, by calling (201) 612-7415 or (877) 660-6853. The Pass Code to access the replay: account #3055 and conference ID #349279.

About Teva
Teva Pharmaceutical Industries Ltd., headquartered in Israel, is among the top 15 pharmaceutical companies in the world and is the leading generic pharmaceutical company. The company develops, manufactures and markets generic and innovative pharmaceuticals and active pharmaceutical ingredients. Over 80 percent of Teva's sales are in North America and Western Europe.



Teva Pharmaceutical Industries Ltd.   Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED
              (Registrant)

By: /s/ Eyal Desheh
                                  Name: Eyal Desheh
                                  Title: Chief Financial Officer

Date April 15, 2010